October 23, 2018

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-3561

Re:	Progenies Pharmaceuticals, Inc. (the "Company") - Request for Acceleration
Registration Statement on Form S-3 Filed October 12, 2018 (File No. 333-227805)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby join the Company's request for acceleration of the above-referenced Registration Statement, as amended, requesting effectiveness for 4:30 p.m. Eastern Time on October 24, 2018, or as soon thereafter as is practicable.

Very truly yours,

CANTOR FITZGERALD & CO.

By:	/s/ Mark Kaplan
Name:	Mark Kaplan
Title:	Global COO